









# alltrista annual report 2001

## corporate profile

Alltrista is a leading provider of niche consumer products used in home food preservation. Alltrista's current consumer products business sells home canning and related products, primarily under the Ball®, Kerr® and Bernardin® brands. With the pending addition of the Foodsaver® line, the Company will be the market leader in home vacuum packaging systems and accessories. The Company also operates a materials based group, which is the largest producer of zinc strip in the U.S. and manufactures injection molded and industrial plastics.

## corporate strategy

It is the Company's strategy to increase stockholder value by building a leading consumer products business focused on home food preservation, branded domestic consumables and related items. In pursuing this objective, the Company will seek to leverage its high market shares of niche markets to introduce new products to its customers.

## contents


| | |
|---|---|
| *inside front cover* | financial highlights |
| *2* | chairman's letter |
| *4* | consumer products group |
| *7* | materials based group |
| *9* | financial statements |
| *inside back cover* | company information and operating locations |

# financial highlights

## historical:

| (in millions, except per share data) | 2001 | 2000 | 1999 |
|---|---|---|---|
| Net sales | $305.0 | $357.4 | $358.0 |
| EBITDA* | 32.7 | 40.7 | 58.5 |
| Net income (loss) | $ (85.4) | $ 4.9 | $ 29.2 |
| Diluted earnings (loss) per share | $(13.43) | $ .77 | $ 4.28 |
| Diluted weighted average shares outstanding | 6.4 | 6.4 | 6.8 |

**EBITDA is calculated as income (loss) before interest, taxes and minority interest plus (i) depreciation and amortization, (ii) special charges (credits) and reorganization expenses and (iii) loss (gain) on divestiture of assets and product lines.*

## pro forma:

| (in millions, except per share data) | 2001 | 2000 | 1999 |
|---|---|---|---|
| Net sales | $425.5 | $390.2 | $355.0 |
| EBITDA* | 70.3 | 62.3 | 64.2 |
| Net income | $ 20.3 | $ 19.4 | $ 19.8 |
| Diluted earnings per share | $ 3.18 | $ 3.04 | $ 2.92 |
| Diluted weighted average shares outstanding | 6.4 | 6.4 | 6.8 |

*The unaudited pro forma financial information presented gives effect to the planned acquisition of Tilia and the related financing. In addition, it gives effect to the significant dispositions of businesses in 2001 and 1999 and the related federal tax refunds received in 2002.*

**EBITDA is calculated as income (loss) before interest, taxes and minority interest plus (i) depreciation and amortization, (ii) special charges (credits) and reorganization expenses and (iii) loss (gain) on divestiture of assets and product lines.*

# Dear Fellow Shareholders

## Many of you will be familiar with the saying, "Our future is where our past is". As a history buff I believe this old adage is equally applicable to businesses and their progression.

Since the management changes at your company in September 2001, we have pushed hard to return Alltrista to the fundamental tenets that historically gave it solid and consistent financial performance.

The "DNA" of Alltrista has been to excel as a market leader in multiple niche markets that are relatively mature, thereby producing attractive margins and strong cash flow. By far the largest component of the continuing company has been Consumer Products, which manufactures branded consumables used for food preservation. The fundamental shift in focus and direction that has taken place in your company during 2001 is the renewed emphasis on the consumer products business that has consistently delivered steady returns for shareholders.

In order to achieve this renewed focus, since September 2001 the company has executed its stated objectives to produce a clear platform for growth in 2002. First and foremost, the sale of the thermoformed plastics businesses of Triangle, TriEnda and Synergy World ended a misguided and very costly diversification from the core strengths of Alltrista. The sale, which created a loss of $121.1 million, removed a significant distraction and financial burden on the company. At the same time, the sale produced a tax loss carry back in excess of $100.0 million that has enabled Alltrista to recover at least a portion of its lost capital through tax savings and refunds.

Simultaneously with the divestiture, we took steps to improve the efficiency of our headquarter's structure, closing our Indianapolis office and moving these functions to our Rye, New York and Muncie, Indiana locations. These actions have netted approximately $3 million in cost savings.

"During 2001, Alltrista repositioned its growth strategy to focus on consumer products. This pyramid depicts the long term consumer products strategy."



home canning
food preservation
branded kitchen consumables
consumer products

# Chairman's Letter

**Martin E. Franklin**

Chairman and
Chief Executive Officer



In a further step to solidify the platform of Alltrista for the future, in December 2001 we sought and received overwhelming shareholder support for a number of corporate initiatives designed to enhance our ability to present a more attractive company to investors. These initiatives included moving the company's state of incorporation from Indiana to Delaware, increasing the authorized share capital and creating and amending stock option plans to attract and motivate your management team.

I am pleased to report that despite all of the distractions and strategic initiatives during 2001, the core remaining businesses of Alltrista turned in solid financial results. All of these businesses were profitable with healthy operating margins, a fact that is a testament to the resilience of our businesses in tough economic environments.

As you will see in this 2001 Annual Report, the renewed focus on Consumer Products will serve as the foundation for future growth. That is not to imply that our Materials Based Group will not continue to receive attention and be an integral part of the company over the long term, but merely will not be where we will seek external growth.

Your management and employees are delighted to be past the turmoil of 2001. Morale in the company is high, enhanced by the renewed support and approval from Wall Street and our larger shareholders.

Looking forward into 2002, we were delighted to announce the proposed acquisition of Tilia International, Inc. This acquisition, if completed, will not only bring us leadership in home vacuum packaging systems, but will bring our consumer products concentration to over 72% of sales. We will greatly benefit from the strong leadership at Tilia and they will be a welcome complement to our team.

I look forward to providing a more detailed description of the enlarged group when reporting on our progress for 2002.

Yours sincerely,

Martin E. Franklin

Chairman and
Chief Executive Officer

Alltrista is a leading provider of niche consumer products used in home food preservation. With the planned acquisition of Tilia, the Consumer Products Group will consist of Alltrista Consumer Products, the leading provider of home canning and related products in North America and Tilia, the leading provider of home vacuum packaging systems for household use in the United States.



Alltrista consumer products currently manufactures, markets and distributes a broad line of home food preservation and preparation products that include Ball®, Kerr® and Bernardin® home canning jars as well as jar closures and related food products (including fruit pectin, Fruit-Fresh® brand fruit protector, pickle mixes and tomato mixes). We believe that over half of all U.S. households use our canning supplies. We purchase glass jars under a long-term supply agreement and manufacture our own jar closures principally from decorated tin-plated steel sheet. Sales have been aided in recent years by trends such as increased health consciousness and organic eating habits. In addition, the industry is characterized by a stable demand pattern and historically has not been negatively impacted by underlying macroeconomic conditions. We market our products through approximately 1,800 grocery, mass merchant, hardware, and specialty retail customers. Some of our large customers include Albertson's, Kroger, SuperValu, True-Serve and Wal-Mart Stores.





Tapper Jars and Natural Fruit Pectin Products


Fruit Jell
Fruit Jell
Fruit Jell
Fruit Fresh



"Alltrista's success results in part from our strong consumer products brands that are respected for quality and longevity in the marketplace."

–Jack Metz
President, Alltrista Consumer Products

## Tilia is the leading provider of vacuum packaging systems for household use under the FoodSaver® brand. Vacuum packaging is the process of removing air from a container to create a vacuum and then sealing the container so that air cannot re-enter.



The patented FoodSaver® vacuum packaging system is superior to more conventional means of food packaging, including freezer and storage bags and plastic containers, in preventing dehydration, rancidity, mold, freezer burn and hardening of food. The FoodSaver® allows consumers to extend the shelf-life of food three to five times longer than traditional storage systems and reduces expenditures to replace spoiled food. Tilia introduced its original FoodSaver® product through infomercials and has since expanded its distribution methods to include primarily retail customers such as Costco Wholesale Corp., Kohl's Corporation, Sears, Roebuck and Co., Target Corporation and Wal-Mart Stores, Inc.



FoodSaver® Professional II



The FoodSaver® Jar Sealer fits regular Ball®, Kerr®, or Bernardin® mason jars.



FoodSaver® Canisters, Bags, Bottle Stoppers and Universal Lids



Our objective for the Materials Based Group is to grow organically while maintaining the strong cash flow characteristics of the three businesses: zinc strip, Unimark injection molded plastics, and industrial plastics.

Alltrista Zinc Products is the largest zinc casting and rolling facility in the United States. We are the sole source supplier of copper plated zinc penny blanks to both the United States Mint and the Royal Canadian Mint and are currently exploring opportunities with several other countries. In addition, we manufacture a line of industrial zinc items used in the plumbing, automotive, electrical component and European architectural markets, and the Lifejacket® anti-corrosion system.

Unimark Plastics is a plastic injection molding operation which manufactures precision custom injection molded components in three plants for major companies in the healthcare and consumer products industries including CIBA Vision Corporation, Johnson & Johnson, Meridian Diagnostics, Inc., Scotts Company and Winchester. We also own Yorker® Closures, a proprietary product line of plastic closures. Products for the healthcare industry include such items as intravenous harness components and surgical devices. Products for manufacturers of consumer goods primarily include packaging and sport shooting ammunition components.

Industrial Plastics manufactures thermoformed white goods in our Fort Smith, Arkansas facility primarily for Whirlpool Corporation, with whom we enjoy a business relationship spanning over 25 years. We also extrude sheet (the formation of plastic sheet from resin granules) for our internal products and other manufacturers. In addition, we produce plastic tables for original equipment manufacturers and have a proprietary line of tables selling under the Vision™ brand that are primarily sold to hospitality and institutional markets.





Injection molded healthcare poducts

-Unimark

(continued)



Zinc strip raw material

Zinc



Injection molded consumer products

Unimark



Thermoformed inner door liner for Whirlpool refrigerator

Industrial Plastics

Our materials based group enjoys long standing relationships with its customers predicated on innovative technology, low cost, high quality production and consistent customer service.

## Report of Independent Auditors

Board of Directors and Stockholders
Alltrista Corporation and Subsidiaries

We have audited the accompanying consolidated balance sheets of Alltrista Corporation and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Alltrista Corporation and subsidiaries at December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Indianapolis, Indiana
January 23, 2002,
Except for Note 19, as to which the date is
March 27, 2002

## Consolidated Statements of Operations
(in thousands, except per share amounts)

| | Year ended December 31, | | |
|---|---|---|---|
| | 2001 | 2000 | 1999 |
| Net sales | $ 304,978 | $357,356 | $358,031 |
| Costs and expenses | | | |
| Cost of sales | 233,676 | 275,571 | 257,308 |
| Selling, general and administrative expenses | 52,212 | 56,019 | 55,322 |
| Goodwill amortization | 5,153 | 6,404 | 4,605 |
| Special charges (credits) and reorganization expenses | 4,978 | 380 | 2,314 |
| Loss (gain) on divestitures of assets and product lines | 122,887 | — | (19,678) |
| Income (loss) before interest, taxes and minority interest | (113,928) | 18,982 | 58,160 |
| Interest expense, net | (11,791) | (11,917) | (8,395) |
| Income (loss) from continuing operations before taxes and minority interest | (125,719) | 7,065 | 49,765 |
| Income tax (provision) benefit | 40,443 | (2,402) | (19,458) |
| Minority interest in loss (gain) of consolidated subsidiary | 153 | (259) | — |
| Income (loss) from continuing operations | (85,429) | 4,922 | 30,307 |
| Discontinued operations: | | | |
| Loss on disposal of discontinued operations, net of income tax benefit of $54 | — | — | (87) |
| Extraordinary loss from early extinguishment of debt, net of income tax benefit of $635 | — | — | (1,028) |
| Net income (loss) | $ (85,429) | $ 4,922 | $ 29,192 |
| Basic earnings (loss) per share: | | | |
| Income (loss) from continuing operations | $ (13.43) | $ 0.78 | $ 4.50 |
| Net income (loss) | $ (13.43) | $ 0.78 | $ 4.34 |
| Diluted earnings (loss) per share: | | | |
| Income (loss) from continuing operations | $ (13.43) | $ 0.77 | $ 4.44 |
| Net income (loss) | $ (13.43) | $ 0.77 | $ 4.28 |
| Weighted average shares outstanding: | | | |
| Basic | 6,363 | 6,338 | 6,734 |
| Diluted | 6,363 | 6,383 | 6,819 |

The accompanying notes are an integral part of the consolidated financial statements.

## Consolidated Balance Sheets
(in thousands, except per share amounts)

| | December 31, 2001 | December 31, 2000 |
|---|---|---|
| **Assets** | | |
| Current assets | | |
| Cash and cash equivalents | $ 6,376 | $ 3,303 |
| Accounts receivable, net of reserve for doubtful accounts of $778 and $1,517 | 13,986 | 32,250 |
| Income taxes receivable | 16,252 | — |
| Inventories, net | 26,994 | 52,548 |
| Deferred taxes on income | 4,832 | 4,621 |
| Other current assets | 3,134 | 1,658 |
| Total current assets | 71,574 | 94,380 |
| Property, plant and equipment, at cost | | |
| Land | 782 | 1,998 |
| Buildings | 24,356 | 35,059 |
| Machinery and equipment | 106,106 | 149,405 |
| | 131,244 | 186,462 |
| Accumulated depreciation | (87,701) | (97,410) |
| | 43,543 | 89,052 |
| Goodwill, net of accumulated amortization of $6,628 and $16,192 | 15,487 | 114,138 |
| Deferred taxes on income | 25,417 | — |
| Other assets | 5,282 | 11,169 |
| Total assets | $161,303 | $308,739 |
| **Liabilities and stockholders' equity** | | |
| Current liabilities | | |
| Short-term debt and current portion of long-term debt | $ 28,500 | $ 41,995 |
| Accounts payable | 14,197 | 17,842 |
| Accrued salaries, wages and employee benefits | 9,252 | 8,344 |
| Other current liabilities | 11,590 | 3,224 |
| Total current liabilities | 63,539 | 71,405 |
| Noncurrent liabilities | | |
| Long-term debt | 56,375 | 95,065 |
| Deferred taxes on income | — | 13,068 |
| Other noncurrent liabilities | 6,260 | 9,957 |
| Total noncurrent liabilities | 62,635 | 118,090 |
| Minority interest in subsidiary | — | 1,023 |
| Commitments and contingencies (Notes 11 & 12) | | |
| Stockholders' equity: | | |
| Common stock ($.01 par value), 50,000 shares authorized, 7,963 and 7,963 shares issued and 6,398 and 6,341 shares outstanding in 2001 and 2000, respectively | 64 | 40,017 |
| Additional paid-in capital | 41,789 | — |
| Retained earnings | 32,724 | 118,153 |
| Accumulated other comprehensive loss | (1,862) | (978) |
| Less: treasury stock (1,565 and 1,622 shares, at cost) | (37,586) | (38,971) |
| Total stockholders' equity | 35,129 | 118,221 |
| Total liabilities and stockholders' equity | $161,303 | $308,739 |

The accompanying notes are an integral part of the consolidated financial statements.

## Consolidated Statements of Cash Flows
(In thousands)

| | Year ended December 31 | | |
|---|---|---|---|
| | 2001 | 2000 | 1999 |
| **Cash flows from operating activities** | | | |
| Net income (loss) | $ (85,429) | $ 4,922 | $ 29,192 |
| Reconciliation of net income (loss) to net cash provided by operating activities: | | | |
| Depreciation | 13,427 | 14,533 | 12,030 |
| Amortization | 5,370 | 6,778 | 5,667 |
| Loss (gain) on divestitures of assets and product lines | 122,887 | — | (19,678) |
| Loss on disposal of fixed assets | 402 | 338 | 152 |
| Special charges (credits) and reorganization expenses | 680 | (1,600) | 2,314 |
| Write-off of debt issuance and amendment costs | 1,507 | — | — |
| Deferred taxes on income | (27,804) | 3,892 | (4,215) |
| Deferred employee benefits | 378 | (40) | 1,297 |
| Minority interest | 153 | (259) | — |
| Other, net | 310 | 450 | (459) |
| Changes in working capital components, net of effects from acquisitions and divestitures: | | | |
| Accounts receivable | 4,351 | 6,678 | 1,760 |
| Inventories | 11,219 | 5,952 | (7,023) |
| Accounts payable | 794 | (12,613) | (1,086) |
| Accrued salaries, wages and employee benefits | 2,212 | (2,589) | 510 |
| Other current assets and liabilities | (10,600) | (7,298) | 1,863 |
| Net cash provided by operating activities | 39,857 | 19,144 | 22,324 |
| **Cash flows from financing activities** | | | |
| Proceeds from revolving credit borrowings | 41,050 | 57,332 | 37,260 |
| Payments on revolving credit borrowings | (47,650) | (41,940) | (36,652) |
| Proceeds from issuance of long-term debt | — | — | 150,995 |
| Payments on long-term debt | (45,585) | (19,094) | (37,076) |
| Debt issue cost | — | — | (2,262) |
| Debt modification cost | (867) | — | — |
| Proceeds from issuance of common stock | 815 | 1,219 | 1,672 |
| Purchase of treasury stock | — | (10,485) | (3,146) |
| Net cash provided (used) by financing activities | (52,237) | (12,968) | 110,791 |
| **Cash flows from investing activities** | | | |
| Capital expenditures | (9,707) | (13,637) | (16,628) |
| Insurance proceeds from property casualty | 1,535 | — | — |
| Proceeds from sale of property, plant and equipment | 70 | 105 | 1,658 |
| Acquisitions of businesses, net of cash acquired | — | (6,930) | (151,278) |
| Proceeds from divestitures of assets and product lines | 21,001 | 220 | 29,305 |
| Proceeds from the surrender of insurance contracts | 6,706 | — | — |
| Proceeds from insurance contracts loaned to former officers | (4,059) | — | — |
| Investments in insurance contracts | — | — | (274) |
| Other, net | (93) | (25) | 42 |
| Net cash provided (used) by investing activities | 15,453 | (20,267) | (137,175) |
| Net increase (decrease) in cash | 3,073 | (14,091) | (4,060) |
| Cash and cash equivalents, beginning of year | 3,303 | 17,394 | 21,454 |
| Cash and cash equivalents, end of year | $ 6,376 | $ 3,303 | $ 17,394 |

The accompanying notes are an integral part of the consolidated financial statements.

## Consolidated Statements of Changes in Stockholders' Equity
(in thousands)

| | Common Stock | | Treasury Stock | | Additional Paid-In Capital | Retained Earnings | Accumulated Other Comprehensive Loss | | |
|---|---|---|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | | | Cumulative Translation Adjustment | Interest Rate Swap | Minimum Pension Liability |
| Balance, December 31, 1998 | 7,967 | $ 40,494 | (1,203) | $(29,021) | $ — | $ 84,039 | $(619) | $ — | $ — |
| Net income | — | — | — | — | — | 29,192 | — | — | — |
| Stock options exercised and stock plan purchases | 139 | 2,497 | — | — | — | — | — | — | — |
| Shares reissued from treasury | (141) | (3,039) | 141 | 3,039 | — | — | — | — | — |
| Shares tendered for stock options and taxes | — | — | (23) | (611) | — | — | — | — | — |
| Cumulative translation adjustment | — | — | — | — | — | — | 200 | — | — |
| Purchase of common stock | — | — | (144) | (3,146) | — | — | — | — | — |
| Balance, December 31, 1999 | 7,965 | 39,952 | (1,229) | (29,739) | — | 113,231 | (419) | — | — |
| Net income | — | — | — | — | — | 4,922 | — | — | — |
| Stock options exercised and stock plan purchases | 63 | 1,449 | — | — | — | — | — | — | — |
| Shares reissued from treasury | (65) | (1,384) | 65 | 1,384 | — | — | — | — | — |
| Shares tendered for stock options and taxes | — | — | (6) | (131) | — | — | — | — | — |
| Cumulative translation adjustment | — | — | — | — | — | — | (559) | — | — |
| Purchase of common stock | — | — | (452) | (10,485) | — | — | — | — | — |
| Balance, December 31, 2000 | 7,963 | 40,017 | (1,622) | (38,971) | — | 118,153 | (978) | — | — |
| Net loss | — | — | — | — | — | (85,429) | — | — | — |
| Stock options exercised and stock plan purchases | 67 | 929 | — | — | — | — | — | — | — |
| Shares reissued from treasury | (67) | (1,515) | 67 | 1,515 | — | — | — | — | — |
| Shares tendered for stock options and taxes | — | — | (10) | (130) | — | — | — | — | — |
| Stock option compensation | — | 2,422 | — | — | — | — | — | — | — |
| Restatement of par value of common stock associated with reincorporation in Delaware | — | (41,789) | — | — | 41,789 | — | — | — | — |
| Cumulative translation adjustment | — | — | — | — | — | — | (424) | — | — |
| Translation adjustment recorded to net income due to liquidation of investment in foreign subsidiary | — | — | — | — | — | — | 461 | — | — |
| Interest rate swap unrealized loss | — | — | — | — | — | — | — | (524) | — |
| Minimum pension liability | — | — | — | — | — | — | — | — | (397) |
| Balance, December 31, 2001 | 7,963 | $ 64 | (1,565) | $(37,586) | $41,789 | $ 32,724 | $(941) | $(524) | $(397) |

The accompanying notes are an integral part of the consolidated financial statements.

## Consolidated Statements of Comprehensive Income
(in thousands)

| | Year ended December 31, 2001 | 2000 | 1999 |
|---|---|---|---|
| Net income (loss) | $(85,429) | $4,922 | $29,192 |
| Foreign currency translation: | | | |
| Translation adjustment during period | (424) | (559) | 200 |
| Translation adjustment recorded to net income due to liquidation of investment in foreign subsidiary | 461 | — | — |
| Interest rate swap unrealized gain (loss): | | | |
| Transition adjustment | 45 | — | — |
| Change during period | (569) | — | — |
| Minimum pension liability | (397) | — | — |
| Comprehensive income (loss) | $(86,313) | $4,363 | $29,392 |

The accompanying notes are an integral part of the consolidated financial statements.

## 1. Significant Accounting Policies

### *Basis of Presentation*

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles. The consolidated financial statements include the accounts of Alltrista Corporation and its subsidiaries (the "Company"). All significant intercompany transactions and balances have been eliminated upon consolidation. Certain reclassifications have been made in the Company's financial statements of prior years to conform to the current year presentation. These reclassifications have no impact on previously reported net income.

The businesses comprising the Company have interests in consumer and materials based products. See Business Segment Information (Note 4).

### *Use of Estimates*

Preparation of the consolidated financial statements requires estimates and assumptions that affect amounts reported and disclosed in the financial statements and related notes. Actual results could differ from those estimates.

### *Revenue Recognition*

Revenue from the sale of products is primarily recognized at the time product is shipped to customers. The Company allows customers to return defective or damaged products as well as certain other products for credit, replacement, or exchange. Revenue is recognized as the net amount to be received after deducting estimated amounts for product returns, discounts, and allowances. The Company provides credit, in the normal course of business, to its customers. The Company also maintains an allowance for doubtful customer accounts and charges actual losses when incurred to this allowance.

### *Freight Costs*

Freight costs on goods shipped to customers are included in Cost of Sales.

### *Cash and Cash Equivalents*

Cash equivalents include financial investments with a maturity of three months or less when purchased.

### *Inventories*

Inventories are stated at the lower of cost, determined on the first-in, first-out method, or market.

### *Property, Plant and Equipment*

Property, plant and equipment are recorded at cost. Maintenance and repair costs are charged to expense as incurred, and expenditures that extend the useful lives of the assets are capitalized. The Company reviews property, plant and equipment for impairment whenever events or circumstances indicate that carrying amounts may not be recoverable through future undiscounted cash flows, excluding interest cost.

### *Depreciation*

Depreciation is provided on the straight-line method in amounts sufficient to amortize the cost of the assets over their estimated useful lives (buildings – 30 to 50 years; machinery and equipment – 5 to 15 years).

### *Goodwill*

Goodwill represents the excess of the purchase prices of acquired businesses over the estimated fair values of the net assets acquired. Goodwill is amortized on a straight-line basis over periods not to exceed 20 years. The Company evaluates these assets for impairment whenever events or circumstances indicate that carrying amounts may not be recoverable through future undiscounted cash flows, excluding interest costs. If facts and circumstances suggest that a subsidiary's net assets are impaired, the Company assesses the fair value of the underlying business and reduces goodwill to an amount that results in the book value of the operation approximating fair value.

### *Taxes on Income*

Deferred taxes are provided for differences between the financial statement and tax bases of assets and liabilities using enacted tax rates. The Company established a valuation allowance against a portion of the net tax benefit associated with all carryforwards and temporary differences at December 31, 2001, as it is more likely than not that these will not be fully utilized in the available carryforward period.

### *Fair Value and Credit Risk of Financial Instruments*

The carrying values of cash and cash equivalents, accounts receivable, notes payable, accounts payable and accrued liabilities approximate their fair market value due to the short-term maturities of these instruments. The fair market value of long-term debt was estimated using rates currently available to the Company for debt with similar terms and maturities.

The Company enters into interest rate swaps to manage interest rate exposures. The Company designates the interest rate swaps as hedges of underlying debt. Interest expense is adjusted to include the payment made or received under the swap agreements. The fair market value of the swap agreements was estimated based on the current market value of similar instruments.

Financial instruments that potentially subject the Company to credit risk consist primarily of trade receivables and interest-bearing investments. Trade receivable credit risk is limited due to the diversity of the Company's customers and the Company's ongoing credit review procedures. Collateral for trade receivables is generally not required. The Company places its interest-bearing cash equivalents with major financial institutions and limits the amount of credit exposure to any one financial institution.

### *Stock Options*

The Company accounts for the issuance of stock options under the provisions of Accounting Principles Board Opinion No. 25, *"Accounting for Stock Issued to Employees."* Generally for the Company's stock option plans, no compensation cost is recognized in the consolidated statement of operations because the exercise price of the Company's stock options equals the market price of the underlying stock on the date of grant. Under the Company's 2001 Stock Option Plan, however, the Company did recognize a one-time charge of compensation cost because of stockholder approval of the plan subsequent to the grant date (see Note 10).

## 2. Acquisitions and Divestitures

Effective November 26, 2001, the Company sold the assets of its Triangle, TriEnda and Synergy World plastic thermoforming operations to Wilbert, Inc. for $21.0 million in cash, a $1.85 million noninterest-bearing one-year note as well as the assumption of certain identified liabilities. The Company recorded a pretax loss of $121.1 million in 2001 related to the sale. The amount of goodwill included in the loss on the sale was $82.0 million. The proceeds from the sale were used to pay down the Company's term debt.

As a result of the sale, the Company also recovered in January 2002 approximately $15.7 million of federal income taxes paid in 1999 and 2000 by utilizing the carryback of a tax net operating loss generated in 2001. $15.0 million of the proceeds related to this recovery of income taxes was also used to pay down the Company's term debt. The tax net operating loss not utilized during the allowable carryback period will be available to offset taxable income in future periods. (See Note 19.)

The combined net sales of the thermoformed business sold included in the Company's historical results were $63.8 million in 2001 (through the date of sale), $100.3 million in 2000 and $70.7 million in 1999. Operating earnings (losses) associated with this business were $(12.0) million in 2001, $(8.4) million in 2000 and $2.8 million in 1999.

Effective November 1, 2001, the Company sold its majority interest in Microlin, LLC for $1,000 in cash plus contingent consideration based upon future performance through December 31, 2012 and the cancellation of future funding requirements. The Company recorded a pre-tax loss of $1.4 million in 2001 related to the sale.

On June 1, 2000, the Company acquired the net assets of Synergy World, a St. Louis, Missouri-based designer and marketer of portable restrooms sold to equipment rental companies, waste services companies and diversified sanitation firms, for $6.9 million in cash plus acquisition costs. The transaction was accounted for as a purchase with the purchase price allocated to the assets purchased and liabilities assumed based on their estimated fair values as of the date of acquisition. These assets were sold effective November 26, 2001.

On December 21, 1999, the Company acquired a 51 percent equity interest in Microlin, LLC ("Microlin"), a developer of proprietary battery technology. The initial cash outlay for this investment was $1.5 million, with an agreement to fund working capital needs over the next several years. This investment was sold effective November 1, 2001.

Effective May 24, 1999, the Company sold its plastic packaging product line, which produced coextruded high-barrier plastic sheet and containers for the food processing industry, for $28.7 million in cash. This transaction resulted in a gain of $19.7 million. Proceeds from the sale were used for debt repayment. The Company's sales from this product line were $13.0 million in 1999.

Effective April 25, 1999, the Company acquired the net assets of Triangle Plastics, Inc. and its TriEnda subsidiary ("Triangle Plastics"), a manufacturer of heavy gauge industrial thermoformed parts for original equipment manufacturers in the heavy trucking, agricultural, portable toilet, recreational and construction markets, and producer of plastic thermoformed products for material handling applications, for $148.0 million in cash plus acquisition costs. The transaction was accounted for as a purchase with the purchase price allocated to the assets purchased and liabilities assumed based on their estimated fair values as of the date of acquisition. These assets were sold effective November 26, 2001.

## 3. Pro Forma Financial Information

The following unaudited pro forma financial information presents a summary of consolidated results of the Company as if the sale of the assets of the Triangle, TriEnda and Synergy World plastic thermoforming operations (as described in Note 2 above) had occurred at the beginning of each period presented. The pro forma financial information also reflects the sale of the Company's interest in Microlin that became effective November 1, 2001. The pro forma information assumes the proceeds from the sale of thermoformed assets and recovery of income taxes were received at the beginning of each period, and assumes a 35.0% effective income tax rate for all periods.

| (in thousands, except per share amounts) | 2001 | 2000 |
|---|---|---|
| Net sales | $241,679 | $257,995 |
| Earnings before interest, taxes and minority interest | 20,530 | 26,676 |
| Net income | 7,260 | 11,251 |
| Diluted earnings per share | $ 1.14 | $ 1.76 |

The Company's pro forma net income adjusted to reflect the elimination of all special charges (credits) and reorganization expenses, all losses on divestitures of assets, and the write-off of debt issuance and amendment costs would have been $12.0 million, or $1.88 per share, for 2001 and $11.4 million, or $1.78 per share, for 2000.

## 4. Business Segment Information

Following the sale of the Triangle, TriEnda and Synergy World plastic thermoforming assets and the third quarter 2001 appointment of new executive management, the Company reorganized its business segments to reflect the new business and management strategy. Prior periods have been reclassified to conform to the current segment definitions.

The Company is now organized into two distinct segments: Consumer Products and Materials Based Group. The Company's operating segments are managed by the Company's Chief Executive Officer and, with respect to the Consumer Products segment, the division president for consumer products as well. They are responsible for the segments' performance and are also part of the Company's operating decision-making group.

The Consumer Products segment markets a line of home food preservation products under Ball®, Kerr® and Bernardin® brands. Products include home canning jars which are sourced from major commercial glass container manufacturers, home canning metal closures, and related food products, which are distributed through a wide variety of retail outlets.

The Materials Based Group provides cast zinc strip and fabricated zinc products primarily for zinc coinage and industrial applications, produces injection molded plastic products used in medical, pharmaceutical and consumer products, and manufactures industrial thermoformed plastic parts for appliances. This segment also included through November 26, 2001, the plastic thermoforming operations of Triangle, TriEnda and Synergy World (see Note 2) which produced industrial thermoformed plastic parts for manufactured housing, recreational vehicles, heavy trucking, agriculture equipment, portable restrooms, recreational and construction products.

Net sales, operating earnings, assets employed in operations, capital expenditures, and depreciation and amortization by segment are summarized as follows:

| (in thousands) | 2001 | 2000 | 1999 |
|---|---|---|---|
| **Net sales:** | | | |
| Consumer products | $ 120,644 | $120,381 | $133,074 |
| Materials based group(1)(3)(4) | 185,437 | 238,047 | 225,584 |
| Intercompany | (1,103) | (1,072) | (627) |
| Total net sales | $ 304,978 | $357,356 | $358,031 |
| **Operating earnings (loss):** | | | |
| Consumer products | $ 13,291 | $ 10,362 | $ 17,091 |
| Materials based group | 1,801 | 9,928 | 21,467 |
| Intercompany | 13 | 39 | (69) |
| Unallocated corporate expenses | (6,146) | (1,347) | (7) |
| Gain (loss) on divestitures of assets and product lines(1)(4) | (122,887) | — | 19,678 |
| Earnings (loss) before interest, taxes and minority interest | (113,928) | 18,982 | 58,160 |
| Interest expense, net | (11,791) | (11,917) | (8,395) |
| Income (loss) before taxes and minority interest | $(125,719) | $ 7,065 | $ 49,765 |
| **Assets employed in operations:** | | | |
| Consumer products | $ 51,301 | $ 60,713 | $ 71,625 |
| Materials based group(1) | 55,152 | 231,956 | 232,619 |
| Total assets employed in operations | 106,453 | 292,669 | 304,244 |
| Corporate(2) | 54,850 | 16,070 | 34,507 |
| Total assets | $ 161,303 | $308,739 | $338,751 |
| **Capital expenditures:** | | | |
| Consumer products | $ 633 | $ 1,314 | $ 5,477 |
| Materials based group | 9,067 | 12,036 | 10,893 |
| Corporate | 7 | 287 | 258 |
| Total capital expenditures | $ 9,707 | $ 13,637 | $ 16,628 |

| (in thousands) | 2001 | 2000 | 1999 |
|---|---|---|---|
| **Depreciation and amortization:** | | | |
| Consumer products | $ 3,202 | $ 3,264 | $ 2,505 |
| Materials based group | 15,395 | 17,813 | 14,372 |
| Corporate | 200 | 234 | 820 |
| Total depreciation and amortization | $18,797 | $21,311 | $17,697 |

(1) Effective November 26, 2001, the Company sold the assets of its Triangle, TriEnda and Synergy World plastic thermoforming operations.

(2) Corporate assets primarily include cash and cash equivalents, amounts relating to benefit plans, deferred tax assets and corporate facilities and equipment.

(3) Includes the net sales of Triangle Plastics effective April 25, 1999.

(4) Effective May 24, 1999, the Company sold its plastic packaging product line.

The Company's major customers are located within the United States and Canada. Net sales of the Company's products in Canada, including home food preservation products, coinage and thermoformed plastic parts were $26.8 million, $35.3 million and $35.7 million in 2001, 2000 and 1999, respectively. Long-lived assets located outside the United States and net sales outside of the United States and Canada are not material.

## 5. Inventories

Inventories were comprised of the following at December 31:

| (in thousands) | 2001 | 2000 |
|---|---|---|
| Raw materials and supplies | $ 5,563 | $14,311 |
| Work in process | 4,746 | 10,253 |
| Finished goods | 16,685 | 27,984 |
| Total inventories | $26,994 | $52,548 |

## 6. Debt and Interest

In November 2001, the Company entered into an agreement with its lenders to amend certain provisions of its term loan and revolving credit facilities. The amendment reduced the revolving credit facility from $50 million to $40 million, shortened the facility termination date by one year, accelerated the required principal payments to conform with the shortened term of the facility, modified certain financial covenants, and required that the proceeds from the sale of the thermoforming assets and $15 million from the recovery of income taxes associated with the net operating loss carry-back be used to prepay term debt.

In December 2001, the Company applied the $21.0 million of proceeds from the sale of the thermoformed assets to the outstanding term loan balance. In January 2002, the Company applied $15.0 million of proceeds from the income tax refund related to the thermoformed sale to further pay down the term loan.

The term loan, as amended and reflecting the payments mentioned above, requires quarterly payments of principal of $3.1 million through the first quarter of 2003, with quarterly payments of $11.2 million for the remainder of the term (through March 31, 2004). Interest on the term loan is based upon fixed increments over the adjusted London Interbank Offered Rate or the agent bank's alternate borrowing rate as defined in the agreement. The Company's weighted average interest rate on the term loan outstanding borrowings at December 31, 2001 was 4.3%, exclusive of the effects of the interest rate swap (see below). As of December 31, 2001 and 2000, the outstanding balances of the term loan were $75.5 million and $120.0 million, respectively.

Because the interest rates applicable to the term loan are based on floating rates identified by reference to market rates, the fair market value of the long-term debt as of December 31, 2001 and 2000 approximates its carrying value.

Interest on borrowings under the revolving credit facility are based upon fixed increments over the adjusted London Interbank Offered Rate or the agent bank's alternate borrowing rate as defined in the agreement. The agreement also requires the payment of commitment fees on the unused balance. As of December 31, 2001, $9.4 million of borrowings were outstanding under this agreement with a weighted average interest rate of 4.7%. As of December 31, 2000, $16.0 million of borrowings were outstanding with a weighted average interest rate of 8.1%.

In February 2001, the Company entered into an agreement with its lenders to amend certain provisions of its term loan and revolving credit facilities. The amendment reduced the revolving credit facility to $50.0 million, provided for the Company's accounts receivable and inventory to be pledged as collateral, and modified certain financial covenants.

The Company financed the 1999 acquisition of Triangle Plastics with a $250.0 million credit facility consisting of a six-year $150.0 million term loan and a $100.0 million revolving credit facility with all borrowings scheduled to mature on March 31, 2005. The agreement contains certain guarantees and financial covenants including minimum net worth requirements, minimum fixed charge coverage ratios and maximum financial leverage ratios.

As part of the financing in 1999, the Company paid off $25.7 million of existing debt. The Company incurred a $1.7 million pretax ($1.0 million after-tax) prepayment charge in connection with the payoff. The charge is reported as an extraordinary loss on the Consolidated Statements of Operations.

In May 1999, the Company entered into a three-year interest rate swap with an initial notional value of $90.0 million. The swap effectively fixed the interest rate on approximately 60% of the Company's term debt at a maximum rate of 7.98% for the three-year period. Adjusted for the application of proceeds from the sale of thermoformed assets and from the related income tax refund, the swap now covers 100% of the Company's term debt. The fair market value of the swap as of December 31, 2001 and 2000 was approximately $(524,000) and $45,000, respectively.

As of December 31, 2001, maturities on long-term debt over the next five years, were $19.1 million in 2002, $43.5 million in 2003, $12.9 million in 2004, and none for 2005 and 2006. Maturities on long-term debt over the next five years, as adjusted to reflect the application of the $15 million of proceeds from the income tax refund as mentioned above, are $27.4 million in 2002, $36.8 million in 2003, $11.2 million in 2004, and none for 2005 and 2006.



Interest paid on the Company's borrowings during the years ended December 31, 2001, 2000 and 1999 was $9.5 million, $11.4 million and $8.3 million, respectively.

### 7. Special Charges (Credits) and Reorganization Expenses

The Company incurred net special charges (credits) and reorganization expenses of

$5.0 million, $0.4 million and $2.3 million for 2001, 2000 and 1999, respectively. These amounts are comprised of the following (in millions):

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Costs to evaluate strategic options | $ 1.4 | $ 0.6 | $ — |
| Discharge of deferred compensation obligations | (4.1) | — | — |
| Separation costs for former officers | 2.6 | — | — |
| Stock option compensation | 2.4 | — | — |
| Corporate restructuring costs | 2.3 | — | — |
| Costs to exit facilities | 0.8 | — | 2.3 |
| Reduction of long-term performance-based compensation | — | (1.6) | — |
| Litigation charges | — | 1.4 | — |
| Items related to divested thermoforming operations | (0.4) | — | — |
| | $ 5.0 | $ 0.4 | $2.3 |

During 2001, certain participants in the Company's deferred compensation plans agreed to forego balances in those plans in exchange for loans from the Company in the same amounts. The loans, which were completed during 2001, bear interest at the applicable federal rate and require the individuals to secure a life insurance policy having the death benefit equivalent to the amount of the loan payable to the Company. All accrued interest and principal on the loans are payable upon the death of the participant and their spouse. The Company recognized $4.1 million of pre-tax income during 2001 related to the discharge of the deferred compensation obligations.

On September 25, 2001, the Company announced the departure from the Company of Thomas B. Clark, Chairman, President and Chief Executive Officer, and Kevin D. Bower, Senior Vice President and Chief Financial Officer. The Board announced the appointment of Martin E. Franklin as Chairman and Chief Executive Officer and Ian G.H. Ashken as Vice Chairman, Chief Financial Officer and Secretary. Separation costs associated with this management reorganization were approximately $2.6 million.

During September 2001, options were granted to participants under the Company's 2001 Stock Option Plan. Because the options granted under this new plan were still subject to stockholder approval at the time of grant, the options resulted in a one-time charge of $2.4 million which was recorded in the fourth quarter of 2001 (see Note 10) following stockholder approval of the 2001 Stock Option Plan on December 18, 2001.

During the fourth quarter of 2001, the Company incurred corporate restructuring costs in the amount of $2.3 million. These include costs related to the transitioning of the corporate office function from Indianapolis, Indiana to Rye, New York and Muncie, Indiana, costs to reincorporate in Delaware and to hold a special meeting of stockholders, and other costs including professional fees. Of this amount, $1.8 million remained unpaid as of December 31, 2001.

In August 2001, the Company announced that it would be consolidating its home canning metal closure production from its Bernardin Ltd. Toronto, Ontario facility into its Muncie, Indiana manufacturing operation. The total cost to exit the Toronto facility was $0.8 million and includes a $0.3 million loss on the sale and disposal of equipment, and $0.5 million of employee severance costs. Of the $0.5 million accrued liability established for severance costs, approximately $0.4 million had been expended through December 31, 2001. The Company will continue to distribute its products in Canada through Bernardin, Ltd.

During 2001, items recognized related to the divested thermoforming operations included a pre-tax gain of $1.0 million in connection with an insurance recovery associated with a property casualty. Also in August 2001, the Company announced that it had vacated its former Triangle Plastics facility in Independence, Iowa and integrated personnel and capabilities into its other operating and distribution facilities in the area. The total cost to exit this Iowa facility was $0.6 million and includes $0.4 million in future lease obligations and an additional $0.2 million of costs related to the leased facility.

During 2000, the Company recorded a pre-tax gain of $1.6 million related to a reduction in long-term performance-based compensation. Also during 2000, the Company reached settlements in legal disputes incurring $1.4 million in net settlement and legal expenses.

During 1999, the Company incurred $2.3 million in costs associated with the exit of a plastic thermoforming facility.

## 8. Taxes on Income

The components of the provision for income taxes attributable to continuing operations were as follows for the years ended December 31:

| (thousands of dollars) | 2001 | 2000 | 1999 |
|---|---|---|---|
| Current income tax expense (benefit): | | | |
| U.S. federal | $(13,978) | $ (166) | $19,233 |
| Foreign | 1,163 | 462 | 960 |
| State and local | (500) | (59) | 2,880 |
| Total | (13,315) | 237 | 23,073 |
| Deferred income tax expense (benefit): | | | |
| U.S. federal | (33,707) | 1,135 | (3,635) |
| State and local | (4,962) | 187 | (580) |
| Total | (38,669) | 1,322 | (4,215) |
| Income tax benefit applied to goodwill | 11,541 | 843 | 600 |
| Total income tax provision (benefit) | $(40,443) | $2,402 | $19,458 |

Foreign pre-tax income was $0.9 million, $2.5 million and $1.0 million in 2001, 2000 and 1999, respectively.

Deferred tax liabilities (assets) are comprised of the following at December 31:

| (thousands of dollars) | 2001 | 2000 |
|---|---|---|
| Property, equipment and intangibles | $ 9,430 | $17,559 |
| Other | 2,314 | 346 |
| Gross deferred tax liabilities | 11,744 | 17,905 |
| Net operating loss | (39,909) | — |
| Accounts receivable allowances | (388) | (580) |
| Inventory valuation | (1,730) | (1,312) |
| Compensation and benefits | (4,010) | (5,352) |
| Other | (1,351) | (2,214) |
| Gross deferred tax assets | (47,388) | (9,458) |
| Valuation allowance | 5,395 | — |
| Net deferred tax liability (asset) | $(30,249) | $ 8,447 |

Approximately $103 million of net operating loss carryforwards remain at December 31, 2001. Their use is limited to future taxable income of the Company. The carryforwards expire in 2021. The Company established a valuation allowance against a portion of the net tax benefit associated with all carryforwards and temporary differences at December 31, 2001, as it is more likely than not that these will not be fully utilized in the available carryforward period. (See Note 19.)

The difference between the federal statutory income tax rate and the Company's effective income tax rate as a percentage of income from continuing operations is reconciled as follows:

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Federal statutory tax rate | 35.0% | 35.0% | 35.0% |
| Increase (decrease) in rates resulting from: | | | |
| State and local taxes, net | 3.3 | 1.0 | 3.0 |
| Foreign | (0.9) | (2.2) | 1.2 |
| Valuation allowance | (4.3) | — | — |
| Other | (0.9) | 0.2 | (0.1) |
| Effective income tax rate | 32.2% | 34.0% | 39.1% |

In 1999, the income tax expense or benefit from discontinued operations differed from an expense or benefit calculated using the federal statutory tax rate primarily due to state income taxes and the amortization of intangible assets.

Total income tax payments made by the Company during the years ended December 31, 2001, 2000 and 1999 were $1.0 million, $1.7 million and $23.2 million, respectively.

## 9. Retirement and Other Employee Benefit Plans

The Company has multiple defined contribution retirement plans that qualify under section 401(k) of the Internal Revenue Code. The Company's contributions to these retirement plans were $1.5 million, $1.5 million and $1.9 million, respectively, in the years ended December 31, 2001, 2000 and 1999.

The Company also maintains a defined benefit pension plan for certain of its hourly employees. The components of net periodic pension expense for the years ended December 31, 2001, 2000 and 1999 are as follows:

| (thousands of dollars) | 2001 | 2000 | 1999 |
|---|---|---|---|
| Service cost of benefits earned during the period | $ 273 | $ 280 | $ 291 |
| Interest cost on projected benefit obligation | 907 | 853 | 807 |
| Investment loss (gain) on plan assets | 1,793 | (1,648) | (1,670) |
| Net amortization and deferral | (2,942) | 630 | 802 |
| Net periodic pension expense | $ 31 | $ 115 | $ 230 |

The following table is a reconciliation of the benefit obligation and the fair value of plan assets as of December 31, 2001 and 2000:

| (thousands of dollars) | 2001 | 2000 |
|---|---|---|
| Change in benefit obligation: | | |
| Benefit obligation at beginning of year | $12,304 | $11,541 |
| Service cost | 273 | 280 |
| Interest cost | 907 | 853 |
| Amendments | 232 | — |
| Actuarial gain | (113) | (58) |
| Benefits paid | (386) | (312) |
| Benefit obligation at end of year | 13,217 | 12,304 |
| Change in plan assets: | | |
| Fair value of plan assets at beginning of year | 13,320 | 12,087 |
| Actual return on plan assets | (1,793) | 1,648 |
| Benefits paid | (445) | (415) |
| Fair value of plan assets at end of year | 11,082 | 13,320 |
| Funded status | (2,135) | 1,016 |
| Unrecognized net transitional asset | — | (1) |
| Unrecognized prior service cost | 882 | 745 |
| Unrecognized net loss (gain) | 884 | (2,098) |
| Additional minimum liability | (1,279) | — |
| Accrued benefit cost | $ (1,648) | $ (338) |

The actuarial assumptions used to compute the funded status of the plan for 2001 and 2000 include a discount rate of 7.5% and an expected long-term rate of return on assets of 9.0%.

In accordance with the provisions of SFAS 87, *"Employer's Accounting for Pensions,"* the Company recorded an additional minimum liability of $1.3 million at December 31, 2001, representing the excess of the unfunded accumulated benefit obligation over the accrued pension cost. The additional minimum liability has been offset by an intangible asset to the extent of previously unrecognized prior service cost, with the remainder of $0.4 million recorded as a component of accumulated other comprehensive loss.

The Company also provides certain postretirement medical and life insurance benefits for a portion of its non-union employees.

The components of net periodic postretirement benefit expense for the years ended December 31, 2001, 2000 and 1999 are as follows:

| (thousands of dollars) | 2001 | 2000 | 1999 |
|---|---|---|---|
| Service cost of benefits earned | $ 62 | $ 60 | $ 67 |
| Interest cost on liability | 112 | 105 | 105 |
| Net amortization and deferral | (15) | (14) | 2 |
| Net postretirement benefit cost | $159 | $151 | $174 |

The status of the Company's unfunded postretirement benefit obligation at December 31, 2001 and 2000 are as follows:

| (thousands of dollars) | 2001 | 2000 |
|---|---|---|
| Change in benefit obligation: | | |
| Benefit obligation at beginning of year | $1,553 | $1,446 |
| Service cost | 62 | 60 |
| Interest cost | 112 | 105 |
| Actuarial loss (gain) | 109 | (9) |
| Benefits paid | (61) | (49) |
| Benefit obligation at end of year | 1,775 | 1,553 |
| Unrecognized prior service cost | (46) | (49) |
| Unrecognized net gain | 339 | 443 |
| Accrued benefit cost | $2,068 | $1,947 |

The assumed discount rate used to measure the benefit obligation was 7.0% and 7.5% as of December 31, 2001 and 2000, respectively. Increases in health care costs would not materially impact the benefit obligation or the annual service and interest costs recognized as benefits under the medical plan consist of a defined dollar monthly subsidy toward the retiree's purchase of medical insurance for the majority of employees covered.

Through December 31, 2001, the Company had a deferred compensation plan that permitted eligible employees to defer a specified portion of their compensation. The deferred compensation earned rates of return as specified in the plan. As of December 31, 2001 and 2000, the Company had accrued $2.2 million and $6.4 million, respectively, for its obligations under this plan. Interest expense on this obligation was $0.2 million, $0.3 million and $0.7 million in 2001, 2000 and 1999, respectively. Effective January 1, 2002 the deferred compensation plan has been terminated. Participants may elect to keep their existing balances in the plan, and if so those balances will earn a rate of return equal to the federal funds overnight repurchase rate.

To effectively fund the deferred compensation obligation, the Company had purchased variable rate life insurance contracts. These insurance contracts were surrendered in June 2001 and therefore the obligation at December 31, 2001 is unfunded. The cash surrender value of the contracts included in Other Assets at December 31, 2000 was $6.6 million.

During 2001, certain participants in the Company's deferred compensation plans agreed to forego balances in those plans in exchange for loans from the Company in the same amounts. The loans, which were completed during 2001, bear interest at the applicable federal rate and require the individuals to secure a life insurance policy having the death benefit equivalent to the amount of the loan payable to the Company. All accrued interest and principal on the loans are payable upon the death of the participant and their spouse. The Company recognized $4.1 million of pretax income during 2001 related to the discharge of the deferred compensation obligations. These amounts are included in Special Charges (Credits) and Reorganization Expenses on the Consolidated Statements of Operations.

## 10. Stock Plans

The Company maintains the 1998 Long-Term Equity Incentive Plan that allows for grants of stock options, restricted stock, stock equivalent units, stock appreciation rights and other stock-related forms of incentive compensation. As of December 31, 2001, there were 383,490 shares available for grant under this long-term equity incentive plan.

Effective September 24, 2001, the Company established the 2001 Stock Option Plan for the purpose of granting options for the purchase of common shares to the Company's executive officers and independent directors. Options vest to, and are exercisable by, participants on the earlier of 1) the date the Company's closing stock price equals or exceeds $17 per share or 2) the seventh anniversary of the grant date. During September, 570,000 options were granted to participants under this new plan. Because the options granted under this new plan were still subject to stockholder approval at the time of grant, the options resulted in a one-time charge of $2.4 million which was recorded in the fourth quarter of 2001. The charge represents the difference between the exercise price of the options of $10.95 (the fair value at the date of grant) and the fair value of the Company's stock at the time of stockholder approval on December 18, 2001 which was $15.20. This charge is included in Special Charges (Credits) and Reorganization Expenses on the Consolidated Statements of Operations. As of December 31, 2001, there were 80,000 shares available for grant under the 2001 Stock Option Plan.

The Company also maintains the 1993 Stock Option Plan and the 1993 and 1996 Stock Option Plans for Nonemployee Directors whereby stock options are granted to key employees and non-employee directors. As of December 31, 2001, there were 222,042 shares available for grant under these stock option plans. New stock option issuances are generally made under the 1998 and 2001 plans.

A summary of stock option activity for the years ended December 31, 2001 and 2000 is as follows:

| | 2001 | | |
|---|---|---|---|
| | Shares | Weighted Avg. Option Price | Price Range |
| Outstanding at beginning of year | 306,170 | $18.27 | $10.89-$27.94 |
| New options granted | 666,000 | 11.06 | 10.95-15.09 |
| Exercised | (15,355) | 10.89 | 10.89-10.89 |
| Canceled | (33,843) | 19.62 | 13.00-27.94 |
| Outstanding at end of year | 922,972 | 13.14 | 10.95-27.94 |
| Exercisable at end of year | 242,543 | $18.37 | $12.50-$27.94 |

| | 2000 | | |
|---|---|---|---|
| | Shares | Weighted Avg. Option Price | Price Range |
| Outstanding at beginning of year | 276,110 | $18.81 | $10.89-$27.94 |
| New options granted | 80,750 | 16.54 | 12.50-23.75 |
| Exercised | (20,890) | 12.38 | 10.89-19.63 |
| Canceled | (29,800) | 23.53 | 19.63-27.94 |
| Outstanding at end of year | 306,170 | 18.27 | 10.89-27.94 |
| Exercisable at end of year | 213,650 | $18.70 | $10.89-$27.94 |

Significant option groups outstanding at December 31, 2001 and related weighted average price and life information follows:

| | Exercise Price | | |
|---|---|---|---|
| | $22.75–$27.94 | $15.75–$21.50 | $10.95–$15.09 |
| Options outstanding | 52,576 | 108,894 | 761,502 |
| Weighted average exercise price | $ 23.95 | $ 20.89 | $ 11.29 |
| Options exercisable | 43,893 | 106,148 | 92,502 |
| Weighted average exercise price | $ 23.70 | $ 20.92 | $ 12.91 |
| Weighted average remaining life (years) | 4.36 | 3.65 | 8.69 |

Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant dates for awards under those plans, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated.

| (In thousands, except per share amounts) | 2001 | 2000 | 1999 |
|---|---|---|---|
| Net income (loss) | | | |
| As reported | $(85,429) | $4,922 | $29,192 |
| Pro forma | (85,724) | 4,624 | 28,899 |
| Basic earnings (loss) per share | | | |
| As reported | $ (13.43) | $ 0.78 | $ 4.34 |
| Pro forma | (13.47) | 0.73 | 4.29 |
| Diluted earnings (loss) per share | | | |
| As reported | $ (13.43) | $ 0.77 | $ 4.28 |
| Pro forma | (13.47) | 0.72 | 4.24 |

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2001, 2000 and 1999, respectively: no dividend yield for all years, expected volatility of 37, 36 and 25 percent, risk-free interest rates of 4.8, 5.1 and 5.4 percent and expected lives of 7.5 years for all periods. The average fair value of each option granted in 2001, 2000 and 1999 was $5.77, $8.26 and $8.62, respectively.

The Company also grants restricted stock to key employees. The company granted 500, 3,250 and 6,950 shares in 2001, 2000 and 1999, respectively.

The Company also maintains an employee stock purchase plan whereby the Company matches 20% of each participating employee's monthly payroll deduction, up to $500. The Company thereby contributed $59,000, $144,000 and $166,000 to the plan in 2001, 2000 and 1999, respectively.

### Lease Commitments

The Company has commitments under operating leases, certain of which extend through

2008. These commitments total $2.7 million in 2002, $2.6 million in 2003, $2.3 million in 2004, $1.6 million in 2005, $0.6 million in 2006 and $0.4 million in total for all later years. Total lease expense was $4.8 million in 2001, $4.1 million in 2000 and $3.5 million in 1999.

## 12. Contingencies

The Company is involved in various legal disputes in the ordinary course of business. In addition, the Environmental Protection Agency has designated the Company as a potentially responsible party, along with numerous other companies, for the clean up of several hazardous waste sites. Based on currently available information, the Company does not believe that the disposition of any of the legal or environmental disputes the Company is currently involved in will have a material adverse effect upon the financial condition, results of operations, cash flows or competitive position of the Company. It is possible, that as additional information becomes available, the impact on the Company of an adverse determination could have a different effect.

## 13. New Accounting Pronouncements

The Company adopted Statement of Financial Accounting Standard No. 133 ("SFAS 133"), *Accounting for Derivative Instruments and Hedging Activities,* on January 1, 2001. The statement requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. Hedge ineffectiveness, the amount by which the change in the value of a hedge does not exactly offset the change in the value of the hedged item, will be immediately recognized in earnings. The adoption of SFAS 133 on January 1, 2001 did not have a material impact on the Company's results of operations or financial position.

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statements of Financial Accounting Standards No. 141, *Business Combinations*, and No. 142, *Goodwill and Other Intangible Assets*, effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill (and intangible assets deemed to have indefinite lives) will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives. The Company will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. During 2002, the Company will perform the first of the required impairment tests of goodwill and indefinite lived intangible assets, but does not anticipate a material impact on its results of operations or financial position.

In June 2001, the FASB issued Statement of Financial Accounting Standard No. 143 ("SFAS 143"), *Accounting for Asset Retirement Obligations*, effective for fiscal years beginning after June 15, 2002. This standard requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. SFAS 143 is effective for the Company beginning with the first quarter of 2003, and its adoption is not expected to have a material impact on the Company's results of operations or financial position.

In August 2001, the FASB issued Statement of Financial Accounting Standard No. 144 ("SFAS 144"), *Accounting for the Impairment or Disposal of Long-Lived Assets*, effective for fiscal years beginning after December 15, 2001. This standard supercedes SFAS 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of*, and provides a single accounting model for long-lived assets to be disposed of. The new standard also supersedes the provisions of APB Opinion No. 30 with regard to reporting the effects of a disposal of a segment of a business and requires expected future operating losses from discontinued operations to be displayed in discontinued operations in the period(s) in which the losses are incurred. SFAS 144 is effective for the Company beginning with the first quarter of 2002, and its adoption is not expected to have a material impact on the Company's results of operations or financial position.

## 14. Derivative Financial Instruments

The Company's derivative activities are initiated within the guidelines of documented corporate risk-management policies and do not create additional risk because gains and losses on derivative contracts offset losses and gains on the assets, liabilities and transactions being hedged. As derivative contracts are initiated, the Company designates the instruments individually as either a fair value hedge or a cash flow hedge. Management reviews the correlation and effectiveness of its derivatives on a periodic basis.

The Company uses interest rate swaps to manage a portion of its exposure to short-term interest rate variations with respect to the London Interbank Offered Rate on its term debt obligations. The Company has designated the interest rate swaps as cash flow hedges. Gains and losses related to the effective portion of the interest rate swaps are reported as a component of other comprehensive income and reclassified into earnings in the same period the hedged transaction affects earnings. Because the terms of the swaps exactly match the terms of the underlying debt, the swaps are perfectly effective. The interest rate swap agreements expire in March 2002.

## 15. Related Party Transactions

On May 7, 2001, the Company entered into a letter of intent (the "Letter") with Marlin Partners II, LP ("Marlin"), Catterton Partners, L.P. and Alpha Private Equity Group (collectively, the "Other Investors") for the acquisition by Marlin and the Other Investors of all of the issued and outstanding common stock of the Company. At the time, Marlin was a related party due to its ownership of approximately 10 percent of the issued and outstanding common stock of the Company. Mr. Martin Franklin and Mr. Ian Ashken, the Company's current Chairman and CEO, and Vice Chairman and CFO, respectively, were the managing partners of Marlin. According to the terms of the Letter, Marlin was reimbursed approximately $480,000 of expenses related to the contemplated transaction. On June 24, 2001, Messrs. Franklin and Ashken became Directors of the Company and on September 24, 2001, Messrs. Franklin and Ashken became executive officers of the Company.



## 16. Earnings Per Share

Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted earnings per share are calculated based on the weighted average number of outstanding common shares plus the dilutive effect of stock options as if they were exercised. Due to the net loss for 2001, the effect of the potential exercise of stock options was not considered in the diluted earnings per share calculation for that year since it would be antidilutive.

A computation of earnings per share is as follows for the years ended December 31:

| (in thousands, except per share amounts) | 2001 | 2000 | 1999 |
|---|---|---|---|
| Income (loss) from continuing operations | $(85,429) | $4,922 | $30,307 |
| Discontinued operations | — | — | (87) |
| Extraordinary loss from early extinguishment of debt | — | — | (1,028) |
| Net income (loss) | $(85,429) | $4,922 | $29,192 |
| Weighted average shares outstanding | 6,363 | 6,338 | 6,734 |
| Additional shares assuming conversion of stock options | — | 45 | 85 |
| Weighted average shares outstanding assuming conversion | 6,363 | 6,383 | 6,819 |
| Basic earnings (loss) per share: | | | |
| Income (loss) from continuing operations | $ (13.43) | $ 0.78 | $ 4.50 |
| Discontinued operations | — | — | (0.01) |
| Extraordinary loss from early extinguishment of debt | — | — | (0.15) |
| Net income (loss) | $ (13.43) | $ 0.78 | $ 4.34 |
| Diluted earnings (loss) per share — assuming conversion: | | | |
| Income (loss) from continuing operations | $ (13.43) | $ 0.77 | $ 4.44 |
| Discontinued operations | — | — | (0.01) |
| Extraordinary loss from early extinguishment of debt | — | — | (0.15) |
| Net income (loss) | $ (13.43) | $ 0.77 | $ 4.28 |

## 17. Quarterly Stock Prices (Unaudited)

Quarterly sales prices for the Company's common stock, as reported on the composite tape, were as follows:

| | First Quarter | Second Quarter | Third Quarter | Fourth Quarter |
|---|---|---|---|---|
| **2001** | | | | |
| High | $15.13 | $16.15 | $13.03 | $16.05 |
| Low | $12.30 | $11.64 | $10.70 | $11.30 |
| **2000** | | | | |
| High | $25.00 | $25.50 | $23.50 | $20.94 |
| Low | $21.00 | $20.00 | $20.75 | $10.00 |

## 18. Quarterly Results of Operations (Unaudited)

*Summarized quarterly results of operations for 2001, 2000 and 1999 were as follows:*

| (in thousands, except per share amounts) | First Quarter | Second Quarter | Third Quarter | Fourth Quarter | Total |
|---|---|---|---|---|---|
| **2001** | | | | | |
| Net sales | $69,027 | $ 90,598 | $ 90,477 | $54,876 | $304,978 |
| Gross profit | 14,935 | 24,677 | 22,178 | 9,512 | 71,302 |
| Net income (loss) from continuing operations | (238)(a) | 5,111(b) | (83,032)(c) | (7,270)(d) | (85,429) |
| Net income (loss) | (238) | 5,111 | (83,032) | (7,270) | (85,429) |
| Basic earnings (loss) per share: | | | | | |
| Income (loss) from continuing operations | $ (.04) | $ 0.80 | $ (13.04) | $ (1.14) | $ (13.43) |
| Net income (loss) | $ (.04) | $ 0.80 | $ (13.04) | $ (1.14) | $ (13.43) |
| Diluted earnings (loss) per share: | | | | | |
| Income (loss) from continuing operations | $ (.04) | $ 0.80 | $ (13.04) | $ (1.14) | $ (13.43) |
| Net income (loss) | $ (.04) | $ 0.80 | $ (13.04) | $ (1.14) | $ (13.43) |
| **2000** | | | | | |
| Net sales | $84,455 | $114,998 | $ 97,096 | $60,807 | $357,356 |
| Gross profit | 18,808 | 30,824 | 23,123 | 9,030 | 81,785 |
| Net income (loss) from continuing operations | 444 | 6,210(e) | 1,641(f) | (3,373)(g) | 4,922 |
| Net income (loss) | 444 | 6,210 | 1,641 | (3,373) | 4,922 |
| Basic earnings (loss) per share: | | | | | |
| Income (loss) from continuing operations | $ 0.07 | $ 0.99 | $ 0.26 | $ (0.53) | $ 0.78 |
| Net income (loss) | $ 0.07 | $ 0.99 | $ 0.26 | $ (0.53) | $ 0.78 |
| Diluted earnings (loss) per share: | | | | | |
| Income (loss) from continuing operations | $ 0.07 | $ 0.98 | $ 0.26 | $ (0.53) | $ 0.77 |
| Net income (loss) | $ 0.07 | $ 0.98 | $ 0.26 | $ (0.53) | $ 0.77 |
| **1999** | | | | | |
| Net sales | $53,411 | $113,653 | $112,768 | $78,199 | $358,031 |
| Gross profit | 12,318 | 33,678 | 33,817 | 20,910 | 100,723 |
| Net income from continuing operations | 1,963 | 20,364(h) | 7,813 | 167(i) | 30,307 |
| Net income (loss) | 2,099 | 19,336 | 7,813 | (56) | 29,192 |
| Basic earnings (loss) per share: | | | | | |
| Income from continuing operations | $ 0.29 | $ 3.03 | $ 1.16 | $ 0.02 | $ 4.50 |
| Net income (loss) | $ 0.31 | $ 2.88 | $ 1.16 | $ (0.01) | $ 4.34 |
| Diluted earnings (loss) per share: | | | | | |
| Income from continuing operations | $ 0.29 | $ 2.99 | $ 1.14 | $ 0.02 | $ 4.44 |
| Net income (loss) | $ 0.31 | $ 2.84 | $ 1.14 | $ (0.01) | $ 4.28 |

(a) Includes $1.3 million of income (net of tax) related to the discharge of deferred compensation obligations.

(b) Includes $1.5 million of income (net of tax) related to the discharge of deferred compensation obligations, a $0.7 million gain (net of tax) related to an insurance recovery associated with a property casualty and $0.9 million of costs (net of tax) associated with the Company's evaluation of its strategic options.

(c) Includes an $81.2 million loss (net of tax) related to the sale of thermoforming assets, $1.8 million of separation costs (net of tax) related to the management reorganization and $0.9 million of costs (net of tax) associated with the exit of facilities.

(d) Includes $1.5 million of costs (net of tax) associated with corporate restructuring, a $1.6 million charge (net of tax) for stock option compensation, $1.0 million of costs (net of tax) associated with the write-off of debt issuance and amendment costs, an additional $0.9 million loss (net of tax) related to the sale of thermoforming assets and a $0.9 million loss (net of tax) related to the sale of the Company's interest in Microlin, LLC.

(e) Includes $1.1 million of income (net of tax) associated with the reduction in long-term performance-based compensation.

(f) Includes $1.5 million of costs (net of tax) related to litigation.

(g) Includes $0.6 million of income (net of tax) related to litigation.

(h) Includes a $12.2 million gain (net of tax) on the sale of the Company's plastic packaging product line.

(i) Includes $1.4 million of costs (net of tax) associated with the exit of a plastics thermoforming facility.

Note: Earnings per share calculations for each quarter are based on the weighted average number of shares outstanding for each period, and the sum of the quarterly amounts may not necessarily equal the annual earnings per share amounts.

## Note 19. Subsequent Events

On March 9, 2002, the Job Creation and Workers' Assistance Act of 2002 was enacted which provides, in part, for the carryback of 2001 net operating losses for five years instead of the previous two year period. As a result, the company filed for an additional refund of $22.8 million, of which $22.2 million was received on March 22, 2002. At December 31, 2001, the federal net operating losses were recorded as a deferred tax asset with a valuation allowance of $5.4 million. This valuation allowance will be reversed during 2002 resulting in a deferred tax benefit.

On January 24, 2002, Martin E. Franklin, Chairman and Chief Executive Officer, and Ian G.H. Ashken, Vice Chairman, Chief Financial Officer and Secretary, received loans from the Company in the amounts of $3.3 million and $1.6 million, respectively. The purpose of these loans, which are due on January 23, 2007, is to exercise non-qualified stock options granted under the Company's 2001 Stock Option Plan.

On March 27, 2002, the Company entered into a definitive asset purchase agreement to acquire the business of Tilia International, Inc., a developer and distributor of home food preservation products, for $145.0 million cash and $15.0 million in seller debt financing. In addition, the agreement includes an earn-out provision with a total potential payment in cash or Alltrista common stock of up to $25.0 million payable in three years, provided that certain earnings performance targets are met. The acquisition, which is expected to more than double the Company's consumer products revenue, is consistent with the Company's strategic focus on food preservation products and niche branded kitchen consumables.

The purchase price allocation has not been completed, but it is anticipated that goodwill in the amount of approximately $100.9 million will be recorded which will not be subject to amortization. It is also anticipated that amortizable intangible assets amounting to approximately $5.0 million will be recorded.

# Selected Financial Data

| | Year ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2001 | 2000 | 1999 | 1998 | 1997 |
| | (in thousands, except per share amounts) | | | | |
| **Statement of Operations Data:** | | | | | |
| Net sales | $ 304,978 | $ 357,356 | $ 358,031 | $ 258,489 | $ 249,604 |
| Costs and expenses | | | | | |
| Cost of sales | 233,676 | 275,571 | 257,308 | 188,174 | 183,371 |
| Selling, general and administrative expenses | 52,212 | 56,019 | 55,322 | 37,452 | 34,868 |
| Goodwill amortization | 5,153 | 6,404 | 4,605 | 1,399 | 1,265 |
| Special charges (credits) and reorganization expenses (a) | 4,978 | 380 | 2,314 | 1,260 | — |
| Loss (gain) on divestiture of assets and product lines | 122,887 | — | (19,678) | — | — |
| Income (loss) before interest, taxes and minority interest | (113,928) | 18,982 | 58,160 | 30,204 | 30,100 |
| Interest expense, net | 11,791 | 11,917 | 8,395 | 1,822 | 2,256 |
| Income tax provision (benefit) | (40,443) | 2,402 | 19,458 | 10,785 | 10,603 |
| Minority interest in loss (gain) of consolidated subsidiary | 153 | (259) | — | — | — |
| Income (loss) from continuing operations | (85,429) | 4,922 | 30,307 | 17,597 | 17,241 |
| Loss from discontinued operations | — | — | (87) | (1,870) | (2,404) |
| Extraordinary loss from early extinguishment of debt (net of income taxes) | — | — | (1,028) | — | — |
| Net income (loss) | $ (85,429) | $ 4,922 | $ 29,192 | $ 15,727 | $ 14,837 |
| Basic earnings (loss) per share: | | | | | |
| Income (loss) from continuing operations | $ (13.43) | $ 0.78 | $ 4.50 | $ 2.48 | $ 2.33 |
| Loss from discontinued operations | — | — | (0.01) | (0.26) | (0.33) |
| Extraordinary loss from early extinguishment of debt (net of income taxes) | — | — | (0.15) | — | — |
| | $ (13.43) | $ 0.78 | $ 4.34 | $ 2.22 | $ 2.00 |
| Diluted earnings (loss) per share: | | | | | |
| Income (loss) from continuing operations | $ (13.43) | $ 0.77 | $ 4.44 | $ 2.45 | $ 2.28 |
| Loss from discontinued operations | — | — | (0.01) | (0.26) | (0.32) |
| Extraordinary loss from early extinguishment of debt (net of income taxes) | — | — | (0.15) | — | — |
| | $ (13.43) | $ 0.77 | $ 4.28 | $ 2.19 | $ 1.96 |
| **Other Data:** | | | | | |
| EBITDA (b) | $ 32,734 | $ 40,673 | $ 58,493 | $ 42,012 | $ 40,485 |
| Depreciation and amortization | 18,797 | 21,311 | 17,697 | 10,548 | 10,385 |
| Capital expenditures | 9,707 | 13,637 | 16,628 | 11,909 | 7,897 |
| **Balance Sheet Data (at end of period):** | | | | | |
| Cash and cash equivalents | $ 6,376 | $ 3,303 | $ 17,394 | $ 21,454 | $ 26,641 |
| Working capital | 8,035 | 22,975 | 54,611 | 46,923 | 53,759 |
| Total assets | 161,303 | 308,739 | 338,751 | 165,831 | 166,577 |
| Total debt | 84,875 | 137,060 | 140,761 | 25,715 | 30,000 |
| Total stockholders' equity | 35,129 | 118,221 | 123,025 | 94,893 | 97,309 |

(a) *Special charges (credits) and reorganization expenses were comprised of the following (in millions):*

| | 2001 | 2000 | 1999 | 1998 |
|---|---|---|---|---|
| Costs to evaluate strategic options | $ 1.4 | $ 0.6 | $ — | $ — |
| Discharge of deferred compensation obligations | (4.1) | — | — | — |
| Separation costs for former officers | 2.6 | — | — | — |
| Stock option compensation | 2.4 | — | — | — |
| Corporate restructuring costs | 2.3 | — | — | — |
| Costs to exit facilities | 0.8 | — | 2.3 | — |
| Reduction of long-term performance-based compensation | — | (1.6) | — | — |
| Litigation charges | — | 1.4 | — | — |
| Items related to divested operations | (0.4) | — | — | 1.3 |
| | $ 5.0 | $ 0.4 | $2.3 | $1.3 |

(b) "EBITDA" is calculated as income (loss) before interest, taxes and minority interest plus (i) depreciation and amortization, (ii) special charges (credits) and reorganization expenses and (iii) loss (gain) on divestiture of assets and product lines. EBITDA is not intended to represent cash flow from operations as defined by accounting principles generally accepted in the United States and should not be used as an alternative to net income as an indicator of operating performance or to cash flow as a measure of liquidity. EBITDA is included in this offering memorandum because it is a basis upon which our management assesses financial performance. While EBITDA is frequently used as a measure of operations and the ability to meet debt service requirements, it is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation.

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# company information

## board of directors:

Martin E. Franklin
*Chairman and Chief Executive Officer*

Ian G.H. Ashken
*Vice Chairman and Chief Financial Officer*

Douglas W. Huemme
*Director*

Richard L. Molen
*Director*

Lynda W. Popwell
*Director*

Patrick W. Rooney
*Director*

David L. Swift
*Director*

Robert L. Wood
*Director*

## independent auditors:

Ernst & Young
*New York, New York*

## corporate counsel:

Kane Kessler, PC
*New York, New York*

Willkie Farr & Gallagher
*New York, New York*

## transfer agent:

National City Bank
*Cleveland, Ohio*
800-622-6757

## corporate headquarters:

555 Theodore Fremd Avenue, Suite B-302
Rye, New York 10580
914-967-9400 phone
914-967-9405 fax
*investorrelations@alltrista.com*
*www.alltrista.com*

## securities listings:

Alltrista's common stock is traded on the New York Stock Exchange.
Symbol: ALC

## investor relations:

Morgen Walke Associates, Inc.
*New York, New York*
212-850-5600

## alltrista operating locations:

**Consumer Products**
345 S. High Street
Muncie, IN 47305
765-281-5000
*www.homecanning.com*
*President: Jack Metz*

**Zinc Products**
PO Box 1890
Greeneville, TN 37744
423-639-8111
*www.allzinc.com*
*President: Al Giles*

**Unimark Plastics**
1303 Batesville Road
Greer, SC 29650
864-879-8100
*www.unimarkplastics.com*
*President: Curt Watkins*

**Industrial Plastics**
8307 Ball Road
Fort Smith, AR 72903
501-646-8296
*www.etrista.com*
*President: Kyle Delaeger*

**Tilia**
303 Second Street
North Tower, 5th Floor
San Francisco, CA 94107
415-371-7200
*www.tilia.com*
*President: Linda Graebner*